Calumet Specialty Products Partners, L.P.

2780 Waterfront Pkwy E. Drive, Suite 200

Indianapolis, Indiana 46214

January 11, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Calumet Specialty Products Partners, L.P.

Registration Statement on Form S-4

Filed December 11, 2015

File No. 333-208510

Ladies and Gentlemen:

Set forth below are the responses of Calumet Specialty Products Partners, L.P. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 5, 2016, with respect to Registration Statement on Form S-4, File No. 333-208510, filed with the Commission on December 11, 2015 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and we will hand deliver three copies of Amendment No. 1. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Exhibit 5.1

1.

This opinion states in part that it is limited to the federal laws and the laws of Delaware and New York. Consequently, the law firm is not rendering (in the document filed as exhibit 5.1) an opinion regarding the laws of the other states in which the co-registrant guarantors are incorporated or organized, including Indiana, New Jersey, and Oklahoma, which we will collectively refer to as the “laws of INJO.” Although the opinion indicates in part that the “the Guarantees will constitute valid and binding obligations of the Guarantors,” because it carves out the laws of INJO, and because the opinions filed as exhibits 5.2, 5.3, and 5.4 similarly do not provide the requisite

Securities and Exchange Commission

January 11, 2016

binding obligation opinions, this approach is inconsistent with the guidance the Division provides in Section II.B.1.e of Staff Legal Bulletin No. 19 (CF), which we refer to as “SLB 19.” SLB 19 is available at www.sec.gov/interps/legal/cfslb19.htm.

Please consider footnotes 20 and 21 to SLB 19 and the accompanying text, and file a revised exhibit 5.1 or revised exhibits 5.2, 5.3, and 5.4 in a manner consistent with the SLB 19 guidance.

RESPONSE:

We acknowledge the Staff’s comment and have filed a revised opinion of Vinson & Elkins L.L.P. as Exhibit 5.1, in accordance with the Staff’s guidance provided in footnotes 20 and 21 of Staff Legal Bulletin No. 19 (CF).

Exhibits 5.2, 5.3, and 5.4

2.	Item 23 of Schedule A of the Securities Act of 1933 requires you to provide “the names and addresses of counsel who have passed on the legality of the issue.” Neither the prospectus nor the opinions filed as exhibits 5.2, 5.3, and 5.4 includes counsel’s address.

RESPONSE:

We acknowledge the Staff’s comment and have filed revised Indiana and New Jersey opinions of counsel, as Exhibits 5.2 and 5.3, respectively. We note that with respect to the previously filed Oklahoma opinion, which was filed as Exhibit 5.3, the Oklahoma guarantor was converted into a Delaware limited liability company on December 31, 2015. As a result, there is no longer any need for an Oklahoma opinion.

Exhibit 5.4

3.	In the first paragraph at page 2 of the opinion, counsel assumes in part that “(iii) the NJ Subsidiary Guarantor is and will remain solvent at the time of and after giving effect to its Guarantee.” Counsel may rely on its own investigation of this matter or upon an appropriate representation by the company, but it should not “assume” solvency for this purpose. Please see SLB 19 at Section II.B.3.a, which indicates in part that counsel should not include overly broad assumptions, that “assume away” the issue, or that “assume any of the material facts underlying the opinion or any readily ascertainable facts.”

RESPONSE:

We acknowledge the Staff’s comment and have deleted the solvency assumption in the New Jersey opinion, which has been refiled as Exhibit 5.3.

Securities and Exchange Commission

January 11, 2016

4.	We note that this opinion states in part:

“We have not undertaken any research for purposes of determining whether the NJ Subsidiary Guarantor or any of the transactions that may occur in connection with the Indenture is subject to any laws, statutes, regulations or requirements other than to those that, in our experience, would generally be recognized as applicable in the absence of research by lawyers in the State of New Jersey.”

It is the view of the staff that this statement limits the scope of the opinion in a manner which appears to be inconsistent with Sections II.B.3.a, 3.b, and 3.c of SLB 19. Please obtain an opinion which does not include such limitations, or explain the basis for retaining the referenced language in these circumstances. In this regard, we also note the firm’s exclusive reliance on the December 3 certificate it references for purposes of rendering its “good standing” opinion.

RESPONSE:

We acknowledge the Staff’s comment and have deleted the referenced statement in the revised New Jersey opinion, which has been refiled as Exhibit 5.3. With respect to the New Jersey firm’s statement regarding its exclusive reliance on the December 3 certificate, we confirm that under New Jersey law it is customary to render an opinion on “good standing” in reliance solely on a certificate regarding filings with the Secretary of State.

5.	We note this opinion states: “Other than the addressee hereof, no person may rely on this letter except that Vinson & Elkins L.L.P. may rely upon this letter as though this letter was addressed to them.” Please file a revised legal opinion that does not contain any limitation on reliance. Refer to Section II.B.3.d of SLB 19.

RESPONSE:

We acknowledge the Staff’s comment and have deleted the limitation on reliance in the revised New Jersey opinion, which has been refiled as Exhibit 5.3.

*        *        *         *        *

In connection with responding to the Staff’s comments, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 11, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

By: Calumet GP, LLC, its general partner

By:	/s/ R. Patrick Murray, II
Name:	R. Patrick Murray, II
Title:	Executive Vice President, Chief Financial Officer and Secretary

Enclosures